September 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 1 to Form 10-Q for the Period Ended March 31, 2021

Filed June 2, 2021

File No. 001-38288

Dear Division of Corporate Finance:

We are submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic email dated August 2, 2021, in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 1 to the Form 10-Q for the Period Ended March 31, 2021, filed June 2, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Form 10-Q for the Period Ended March 31, 2021

Financial Statements, page 3

1.	Please revise to provide an analysis of changes in shareholders’ equity in the appropriate form pursuant to Rule 3-04 of Regulation S-X. Refer to Rule 8-03(a)(5) of Regulation SX for guidance.

In response the Staff’s comments, the Company has revised its disclosures on page 7 to include the changes in shareholder’s equity along with the Form 10Q/A filed with the Securities and Exchange Commission on September 21, 2021

Defaults Upon Senior Securities

2.	Please revise to disclose what “Merchant Cash Advances” represent and where they are reported in the financial statements. Discuss the status of the indicated settlement negotiations and your accounting for any resolutions.

In response the Staff’s comments, the Company has revised its disclosures on Item 3, page 19 to elaborate on “Merchant Cash Advances”. The company had, in the past, relied on short term working capital loans against future receivables in order to timely fund the growth of the company. This form of alternative financing, known as “Merchant Cash Advances” are highly unregulated and often associated with “usury” like interest rates. In connection with the Merchant Cash Advances (“MCAs”), the company has occasionally defaulted on making certain daily interest payments as a result of lack of immediate access to capital to fulfill short term payment obligations related to these MCAs. As a result of these defaults in timely payments, Confession of Judgements have been filed by some of these MCAs in the New York district courts and GEX is currently in the process of negotiating settlement terms on monies owed to these parties. These settlement discussions are currently ongoing. The total amount of the MCAs outstanding as of March 31, 2021 was $3,174,977 and is included as part of the “Notes Payable Current Portion” line item on the Condensed Consolidated Balance Sheet presentation.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibit 31.1 and 32.1, page 1

3.	Please revise the certifications to have Srikumar Vanamali sign in both his capacity as principal executive officer and principal financial officer.

In response the Staff’s comments, the Company has revised the certifications to have Joseph Frontiere (current Principal Executive Officer and Principal Financial Officer) sign the certifications (Exhibit 31.1 and 32.1) on the amended Form 10 K/A (Amendment No. 2) filed on September 20, 2021.

Item 9A. Controls and Procedures, page 12

4.	Please revise to state your conclusion in regard to the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K for guidance. It appears from your current disclosure you have identified material weaknesses in your internal controls over financial reporting. In view of this, please explain to us how you arrived at your conclusion that your disclosure controls and procedures were effective.

In response the Staff’s comments, the Company has revised its disclosures in Item 9A (page 11) to elaborate on our conclusions related to the effectiveness of our internal controls over financial reporting. As part of our review into the company’s past operational and financial controls, we had previously identified a pattern of inconsistent application of established practices by the prior finance executive team related to managing and executing contractual obligations and related book keeping practices. Lack of easily accessible expense records and failure to match certain contract terms to invoices had previously resulted in higher costs and missed profit opportunities despite the company recording strong sales during these periods. Additionally, lack of certain documentation related to terms and invoices had in the past introduced challenges to performing accurate and timely audit and review of financial books of records by both current management and the newly introduced independent audit firm.

Over the past several months, management has taken extraordinary steps to improve the effectiveness related to internal controls and procedures related to financial reporting by taking the following measures (1) review the book of records for the entire fiscal year and ensuring journal entries are accurately documented for all past transactions and bank statement records are matched with book entries and corrected as needed to reflect accurate records (2) perform comprehensive review of invoices and receivables and write-off long standing receivables as bad expense if required based on detailed analysis (3) transition towards automatic bank feeds to the book of records and away from the past practice of manual book entries of bank deposits or withdrawals which are subject to human errors and prone to transactions risks.

After putting these processes in place, in accordance with Exchange Act Rules 13a-15 and 15a-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Interim Chief Investment Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Interim Chief Investment Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

5.	Please revise to indicate the city and state where the report was issued pursuant to Rule 2- 02(a)(3) of Regulation S-X.

In response the Staff’s comments, the audit report (page 21) has been revised to indicate the city and state where the report as issued. The revised audit report is included on the amended Form 10 K/A (Amendment No. 2) filed on September 20, 2021.

6.	We note from your Form 10-K for the fiscal year ended December 31, 2019 Slack and Company, LLC audited the balance sheet as of December 31, 2019, however, the first sentence in their report in this filing does not state this. Also, the first sentence states the firm audited the financial statements for “the two year period” ended December 31, 2020, which infers the audit was conducted for a two year period instead of for each of the years within the two year period thus ended. Additionally, the opinion sentence does not refer to the financial position as of December 31, 2019 and again refers to the two year period ended December 31, 2020. Please clarify for us what periods the audit report is intended to be applicable to and revise the report as appropriate. If the report included in the filing is not applicable to the financial statements as of and for the period ended December 31,2019 in the filing, please explain to us why.

The auditor has revised the report (page 21) to indicate that the auditors had audited the accompanying consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020. The revised audit report is included on the amended Form 10 K/A (Amendment No. 2) filed on September 20, 2021.

7.	On page 29 in note 1 of the notes to the consolidated financial statements has a lengthy going concern disclosure. However, the audit report does not contain a going concern paragraph. Please have your auditors explain to us their consideration of AS 2415 in concluding on the company’s ability to continue as a going concern or have them revise their report as appropriate.

In response the Staff’s comments, the auditor has revised the audit report (page 21) to include the following paragraph: “The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, although the Company has limited operations it has yet to attain profitability. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The revised audit report is included on the amended Form 10 K/A (Amendment No. 2) filed on September 20, 2021.

Should you have any further questions, please do not hesitate to contact the undersigned at (505) 660-2013.

Sincerely,

/s/ Joseph Frontiere
Joseph Frontiere
Chief Executive and Chief Financial Officer